February 28, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Filing Desk

Re: Ohio Valley Banc Corp Filing Schedule 13G

Dear Ladies and Gentlemen:

On behalf of Ohio Valley Banc Corp., issuer, has completed Schedule 13G for Morris E. Haskins.

If you have any questions with respect to this EDGAR filing, please contact us.

Sincerely,
/s/Melissa P. Mason
Assistant Vice President
For Shareholder Relations

Enclosures

                                  SCHEDULE 13G
                 PURSUANT TO SECTION 13 & 23 OF THE SECURITIES
                            AND EXCHANGE ACT OF 1934

                             OHIO VALLEY BANC CORP.

                 I.R.S. EMPLOYER IDENTIFICATION NO. 31-1359191

                     420 Third Avenue, Gallipolis, OH 45631

                           TELEPHONE: (740) 446-2631

                         Common Stock Without Par Value

                             CUSIP Number 677719106

ITEM 1.

a)   Name of Issuer:
          Ohio Valley Banc Corp.

b)   Address of Issuer's Principal Executive Offices:
          420 Third Avenue, Gallipolis, OH  45631

ITEM 2.

a)   Name of Person Filing:
          Morris E. Haskins

b)   Address of Principal Business Office, or if None, Residence:
          1 Vine Street, Gallipolis, OH  45631

c)   Citizenship:
          United States Citizen

d)   CUSIP Number:
          677719106

ITEM 3.   N.A.

ITEM 4.   OWNERSHIP

a)   Amount Beneficially Owned:    233,782

b)   Percent of Class:                6.75%

c)   Number of shares as to which such person has:

          i)   sole power to vote or to direct the vote -             233,782

         ii)  shared power to vote or to direct the vote -              --0--

        iii) sole power to dispose or to direct the disposition of -  233,782

         iv) shared power to dispose or to direct the disposition of -  --0--

ITEM 5.   Ownership of Five Percent or Less of a Class.
               N.A.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.
               N.A.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
               N.A.

ITEM 8.   Identification and Classification of Members of the Group.
               N.A.

ITEM 9.   Notice of Dissolution of Group.
               N.A.

ITEM 10.  Certification.
               N.A.

                                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             Date      February 25, 2002
                                                       ----------------------

                                             Signature  /s/ Morris E. Haskins
                                                       ----------------------

                                             Title -- Director Emeritus